Exhibit 16.1
April 9, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Gentlemen:
We have read Item 4.01 of Form 8-K/A filed with Securities and Exchange Commission on April 9, 2009, of Sovereign Bancorp, Inc. and are in agreement with the statements contained in the first sentence of the 1st paragraph and in the 3rd, 4th and 5th paragraphs on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
/s/ Ernst & Young LLP